Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Preliminary Prospectus Supplement dated January 28, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 January 31, 2013

6,873,071 Depositary Shares

Each Representing a 1/40th Interest in a Share of

Series G Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock

Summary of Terms for Issuance

Issuer:	Zions Bancorporation (the “Company”)

Securities Offered:	Depositary Shares Each Representing a 1/40th Interest in a Share of Series G Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock (the “Series G Preferred Stock”)

Size	$171,826,775

Number of depositary shares issued	6,873,071

Public offering price per depositary share	$25

Ratings:	BB / B / B (low) (S&P / Fitch / DBRS)

Proceeds, before expenses, to the issuer:	$168,610,193.13

Underwriting Commissions[1]:	$3,216,581.87

Dividend (Non-Cumulative):	When, as, and if declared by the Company’s board of directors or a duly authorized committee thereof, dividends on the Series G Preferred Stock will be payable at a rate of 6.30% per annum from and including February 7, 2013 to, but excluding, March 15, 2023, and from and including March 15, 2023, at an annual floating rate equal to three-month LIBOR plus a spread of 4.24%.

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2013.

Redemption	The Series G Preferred Stock may be redeemed at the Company’s option, in whole, or in part, on and after March 15, 2023 at a redemption price equal to $1,000 per share of Series G Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series G Preferred Stock may be redeemed at the Company’s option, in whole, but not in

[1]

Reflects 4,316,350 depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.375 per depositary share, and 2,556,721 depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $0.625 per depositary share.

part, prior to March 15, 2023, upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share of Series G Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series G Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series G Preferred Stock.

Trade Date:	January 31, 2013

Settlement Date:	February 7, 2013 (T+5)

Liquidation Preference/Listing:	$25 per depositary share; NYSE listing pending; SEC registered

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. Zions Direct, Inc.

CUSIP/ISIN:	989701 859 / US9897018597

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the preliminary prospectus supplement dated January 28, 2013, and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request these documents by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Goldman, Sachs & Co. toll-free at 1-866-471-2526. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.